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July 5, 2017	Andor Terner
D: +1 949 823 6980
aterner@omm.com

Ms. Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.

Registration Statement filed on Form S-4

Filed: June 12, 2017

File No. 333-218678

Dear Ms. Gupta Barros:

On behalf of our client, Sabra Health Care REIT, Inc. (“Sabra”), we are providing their response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated June 27, 2017, with respect to the filing referenced above.

This letter and Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-218678) are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Sabra’s response:

1. Please clarify that you will file executed tax opinions prior to effectiveness and that the opinions will address both the tax consequences of the merger and your REIT qualification.

Response: In response to the Staff’s comment Sabra has filed executed opinions of Fried, Frank, Harris, Shriver & Jacobson LLP as to the tax consequences of the merger, Sidley Austin LLP as to the tax consequences of the merger, Fried, Frank, Harris, Shriver & Jacobson LLP as to Sabra’s REIT qualification and Sidley Austin LLP as to Care Capital Properties, Inc.’s REIT qualification as exhibits 8.1, 8.2, 8.3 and 8.4, respectively, to Amendment No. 1.

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If you have any questions, please do not hesitate to contact the undersigned at (949) 823-6980 or aterner@omm.com.

Very truly yours,

/s/ Andor Terner

Andor Terner